FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

30 April 2026

HSBC HOLDINGS PLC

Notification of issuance of equity securities under block listing

This notification is being made in accordance with PRM 1.6.4, and covers the period 28 March to 29 April 2026 (the "Period").

HSBC Holdings plc (the "Company") issued 14,171 Ordinary Shares of US$0.50 each ("Ordinary Shares") during the period for issue under the HSBC Share Plan 2011 under the Company's existing block listing of shares for this purpose. The balance of the Company's block listing is detailed below.

The new Ordinary Shares will rank pari passu with the existing issued Ordinary Shares of the Company.

As at 29 April 2026, the issued share capital of the Company was 17,183,560,530 Ordinary Shares.

Block listing summary:

Share Plan	Previous unalloted securities	Change	Balance of unalloted securties
Employee Share Option Scheme	122,418	-	122,418
Executive Share Option Scheme	1,468,459	-	1,468,459
Employee SAYE Plan	16,986,053	-	16,986,053
Ongoing obligations to issue shares in connection with the acquisition of HSBC Finance Corporation (formerly Household International Inc.)	68,325,450	-	68,325,450
HSBC Holdings Group Share Option Plan	19,458,570	-	19,458,570
HSBC Share Plan	824,887	-	824,887
HSBC Share Plan 2011	8,834,407	(14,171)	8,820,236
HSBC International Employee Share Purchase Plan	1,703,607	-	1,703,607

Lee Davis
Group Governance
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 30 April 2026